CONSENT ACTION OF THE BOARD OF DIRECTORS

                             OF CIGMA VENTURES CORP.


     The undersigned, being the sole director of Cigma Ventures Corp., a Florida corporation (hereinafter the "Company") does hereby unanimously consent to the following actions taken at a meeting on March 10, 1998.

RESOLVED:      To reinstate the corporation in the State of Florida.

RESOLVED:      To retain the following to assist the  Company in applying  for a listing on the OTC Bulletin Board:

Law firm of Eric P. Littman; accounting firm of Barry L. Friedman, P.C.; Interwest Transfer Co., Inc., as the Company's transfer agent; and J. Alexander Securities, Inc. to prepare and submit the necessary filings with the NASD.

There being no further business before this Board at this time, the Meeting was adjourned.


/s/ Eric P. Littman
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Eric P. Littman, Sole Director